Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On May 9, 2000, NiSource distributed the "New Directions" newsletter to its employees. The newsletter included news and information on NiSource's merger with Columbia. The text of the newsletter is set forth below.

                TEXT OF "NEW DIRECTIONS" EMPLOYEE NEWSLETTER
                                 MAY 9, 2000




   May 9, 2000                                               Vol. 1 No. 2
   ----------------------------------------------------------------------

   NEW DIRECTION   [COMPASS LOGO]


   PROJECT COMPASS SETS NEW DIRECTION
   ----------------------------------

        Most companies involved in mergers call the team assigned to integrate the two companies the 'transition team" or "merger integration team."

        But in an industry that is rapidly changing, Columbia and NiSource decided that their team's name should better represent their commitment to build a new NiSource -- agile and ready to compete and succeed in this evolving energy marketplace. NiSource and Columbia have chosen COMPASS as that symbol.

        The compass symbol is now part of the NEW DIRECTION logo, representing the standard set by the team of employees from Columbia and NiSource who will bring the two companies together.

        The new NiSource will have new capabilities -- new ways of doing things that will deliver value to the company's shareholders, employees, customers and communities. As the logo demonstrates, the team will look at possibilities, but ground them in reality. It will reach for new ideas and make the hard choices necessary to implement company strategy.

        Taking its cues from NiSource Chairman, President and Chief Executive Officer Gary Neale and the senior management of both companies, Project Compass will set the direction and define the new NiSource.

                               [Compass Logo]
                 Possibility -  Reach -  Reality  -  Choice

                               New Direction



   NISOURCE, COLUMBIA LAUNCH PROJECT COMPASS
   -----------------------------------------

        Mark Wyckoff, NiSource vice president, Human Resources, has been named to lead Project Compass, the process of integrating Columbia Energy Group and NiSource. Steve Smith, Columbia Energy Group Service Corporation senior vice president and deputy chief financial officer, will serve as point person for CEG.

        The definition of success for Project Compass is that by the close of the transaction, all employees will know what their jobs will be, whom they report to and what role they will play in achieving the company's strategic goals.

        Project Compass' mission will focus on three areas:

   * Guided by NiSource's commitments to the financial community, aggressively reduce costs and deliver value to the bottom line.
   * Driven by the NiSource strategy, position and build the organization of the future.
   *    Support the initial steps in a process of cultural change.

        The team's first step will be to develop detailed goals to support each of these areas.

        Project Compass is divided into three phases during the next seven months:

   *    Opportunity Identification
   *    Conceptual Design
   *    Detailed Design.

        Right now, pre-project preparation is under way. Through May 15, the team is defining a process to manage the project, addressing all administrative issues and establishing office space in Merrillville, Indiana. In addition to developing the program management function, pre-project preparation involves:

   *    Defining the project organizational structure
   *    Identifying staffing requirements
   * Creating a detailed work plan to ensure all priority issues are identified
   * Collecting and validating baseline data about NiSource and Columbia
   *    Establishing formal goals for the merger integration process.

        This week employees from both companies will be identified to participate on various teams. The teams will gather for a kick-off session in Merrillville the week of May 15.


   OPPORTUNITY IDENTIFICATION

        Phase One, Opportunity Identification, begins on May 15 and will last for six weeks. The first goal during this phase is to identify and quantify the opportunities that will be pursued to achieve the targeted cost savings. In addition, teams will identify items that must be accomplished legally and operationally to run the combined company (e.g., shareholder reporting) as of the date the transaction closes.

        Workteams created for this phase will perform several activities including:

   * Understanding the current NiSource and Columbia organization, processes, procedures and systems (the "as is" organization)
   *    Identifying major cost drivers
   * Reviewing best practices and benchmarks -- within and outside the utility industry
   *    Identifying savings opportunities
   *    Prioritizing these opportunities
   * Obtaining a high-level description of the changes that must be made by the time the transaction closes.

   CONCEPTUAL DESIGN

        The Conceptual Design phase, which will begin on July 1 and last approximately eight weeks, takes the approved initiatives from Phase One, Opportunity Identification, to the next level of detail. This includes designing the "TO BE" organization, processes and systems. The workteams will also define and understand the "gaps" that may exist between the "AS IS" and "TO BE" organizations.

        In this phase, the team will also conduct a cost/benefit analysis of the proposed changes, develop sequencing and timelines and identify the potential interdependencies of various elements that might affect implementation.

        Throughout all phases of the project, employees from NiSource and Columbia companies will work together on joint teams to meet Project Compass goals.

   DETAILED DESIGN

        Phase Three, to begin in early September, will add detail to the design of "TO BE" models and develop actual implementation plans.


   CONSULTANTS ON BOARD
   --------------------

        When the merger of NiSource and Columbia Energy Group is completed, the new NiSource will be a significant player not only in the energy arena, but also among the nation's industrial companies. Building such a company is no small task.


        To provide merger integration support, NiSource has selected Andersen Consulting to work with the two companies.

        The consulting firm uses a disciplined approach that will provide a template so that all of the teams work consistently to achieve the integration goals.

        According to Mark Wyckoff, NiSource vice president of Human Resources and leader of Project Compass charged with directing the integration, "Neither NiSource nor Columbia has ever done a transaction of this size. Andersen's talent and breadth of experience will be of great value as we go through this process."

        Andersen staff is already on site at NiSource headquarters in Merrillville, Indiana.


   COLUMBIA GAS OF KENTUCKY FILES MERGER APPLICATION
   -------------------------------------------------

        On Monday, May 1, NiSource, Columbia Energy Group and Columbia Gas of Kentucky filed a joint application with the Kentucky Public Service Commission requesting the necessary approvals related to the planned merger. Under Kentucky's statutes, the commission has 60 days in which to review and rule on the proposed merger.

        The combined company will be the largest natural gas distributor east of the Rocky Mountains and the second largest gas company in the country. Similar applications have been filed with the Pennsylvania Public Utility Commission and the State Corporation Commission of the Commonwealth of Virginia.


   OHIO COMMISSION ACTION MOVES MERGER TOWARD COMPLETION
   -----------------------------------------------------

        Ohio regulators last week told the U.S. Securities and Exchange Commission (SEC) that a NiSource-Columbia merger would have no impact on the state's ability to protect the interests of Columbia Gas of Ohio (COH) ratepayers.

        In a letter to the SEC, the Public Utilities Commission of Ohio
   (PUCO) also said it would continue to exercise jurisdiction over the regulated activities of the Columbia natural gas utility after the companies' proposed merger.

        The PUCO action moves the NiSource-Columbia merger a step closer to the expected completion of the transaction later this year.

        The Ohio commission's staff and COH regulatory staff negotiated a number of commitments by the utility, Columbia Energy Group and NiSource, which furnished the basis of the commission action.


        The commitments include:

   *    COH headquarters will remain at its present location in Columbus.
   * The merging companies do not anticipate any material impact on COH employment levels.
   * The PUCO and its staff will have access to the books and records of COH and other affiliates when relevant to the rates and services of COH.
   * The proposed merger leaves in place the COH rate freeze until October 2004 that was negotiated earlier with a regulatory collaborative and adopted by the PUCO.

        COH is the largest natural gas utility in the state with more than 1.3 million customers in 64 of Ohio's 88 counties. Still pending are actions by several state public utility commissions and federal agencies, as well as shareholder votes on the merger.

        "We appreciate the Ohio commission's timely action and consideration in addressing the merger," said Gary L. Neale, NiSource chairman, president and CEO and Oliver G. Richard III, Columbia Energy Group chairman, president and CEO, in a joint statement. "Consumer service and value delivery have and will continue to be major goals of the Columbia Gas distribution business."

        "Columbia Energy Group and NiSource are proud of the record of excellence in customer service that has been established by Columbia Gas of Ohio," the Ohio utility stated in a commitment letter submitted to the PUCO. The letter also said the merging companies are committed to continuation of Columbia Gas of Ohio's robust Customer Choice program and its collaborative process in working with the commission on evolving issues in a competitive gas market.

        The NiSource/Columbia Energy Group merger, announced Feb. 28, will result in a combined company serving more than 4.1 million customers primarily located in nine states. Its operations will span the high-growth energy consumption corridor stretching from the Gulf of Mexico to New England, creating the largest natural gas distributor east of the Rocky Mountains.



   * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
   *  New Direction is produced by NiSource Corporate Communications   *
   *  for all NiSource employees. Questions may be directed to         *
   *  219-647-6200.                                                    *
   * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *



   The following is included to conform with federal regulations:

        This publication contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these stories.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.

        Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc. or the Secretary of Columbia Energy Group, as the case may be, at the addresses listed above.